

WILHELMINA

2023 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition Period from _____ to _____

Commission File Number **001-36589**

_____

WILHELMINA INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	**74-2781950**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
5420 Lyndon B Johnson Freeway, Box #25, Dallas, Texas	**75240**
(Address of principal executive offices)	(Zip Code)

(214) 661-7488
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	WHLM	Nasdaq Capital Market

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐   Accelerated Filer ☐
Non-Accelerated Filer ☒   Smaller Reporting Company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes   ☒ No

The aggregate market value of the registrant's outstanding common stock held by non-affiliates of the registrant computed by reference to the price at which the common stock was last sold, as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $6.8 million.

As of March 26, 2024, the registrant had **5,157,344** shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III is incorporated by reference from the registrant's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES

Annual Report on Form 10-K

For the Year Ended December 31, 2023

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain "forward-looking statements" as such term is defined in Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995. Such forward looking statements relating to the Company and its subsidiaries are based on the beliefs of the Company's management as well as information currently available to the Company's management. When used in this report, the words "anticipate," "believe," "estimate," "expect" and "intend" and words or phrases of similar import, as they relate to the Company or Company management, are intended to identify forward-looking statements. Such statements reflect the current risks, uncertainties, and assumptions related to certain factors including, without limitation, competitive factors, general economic conditions, the interest rate environment, governmental regulation and supervision, seasonality, changes in industry practices, one-time events, and other factors described herein and in other filings made by the Company with the SEC. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company does not undertake any obligation to publicly update these forward-looking statements. As a result, you should not place undue reliance on these forward-looking statements.

PART I

ITEM 1.   *BUSINESS*

DESCRIPTION OF THE WILHELMINA BUSINESS

Overview

The primary business of Wilhelmina is fashion model management. The Company's predecessor was founded in 1967 by Wilhelmina Cooper, a renowned fashion model, and became one of the oldest, best known, and largest fashion model management companies in the world. Headquartered in New York City, Wilhelmina has grown to include operations located in Los Angeles, Miami, and London, as well as a network of licensees. Wilhelmina provides traditional, full-service fashion model and talent management services, specializing in the representation and management of models, entertainers, athletes and other talent, to various clients, including retailers, designers, advertising agencies, print and electronic media, and catalog companies. The Company maintains a website at https://www.wilhelmina.com.

The Aperture division operates in New York, Los Angeles and Miami, representing actors and models, for film, television, and commercials. Aperture also represents influencers for brand campaigns and endorsements.

Wilhelmina London Limited ("London"), a wholly owned subsidiary of Wilhelmina International, Inc., was acquired in January 2015. The London subsidiary establishes a footprint for the Company in Western Europe, provides a base of operations to service the Company's European clients, and serves as a new talent development office for European models and artists.

Organization and Operating Divisions

The Company acquired the predecessor companies constituting its current primary business in 2008. The Company conducts its business through operating divisions and subsidiaries engaged in fashion model management and other complementary businesses. These business activities are focused on the following key areas:

- Fashion model and social media influencer management
- Celebrity management
- Licensing and branding associations

Fashion Model and Social Media Influencer Management

Wilhelmina is focused on providing fashion modeling talent and social media influencer services to clients such as advertising agencies, branded consumer goods companies, fashion designers, Internet sites, retailers, department stores, product catalogs and magazine publications.

The fashion model/talent/influencer management industry can be divided into many subcategories, including advertising campaigns, catalog/e-commerce, runway, showroom and editorial work. Advertising work involves modeling for advertisements featuring consumer products such as cosmetics, clothing and other items to be placed in magazines and newspapers, on billboards and with other types of media. Catalog and e-commerce work involves modeling of products to be sold through promotional catalogs and Internet commerce sites. Runway work involves modeling at fashion shows, which primarily take place in Paris, Milan, London and New York City. Showroom work involves on-site modeling of products at client showrooms and other events and production "fit" work whereby a model serves as the sizing model for apparel items. Editorial work involves modeling for the cover and editorial sections of magazines and websites.

Clients pay for talent to appear in photo shoots for Internet sites, magazine features, print advertising, direct mail marketing, and product catalogs, as well as to appear in runway shows to present new designer collections, fit modeling, and on-location presentations and events. In addition, talent may also appear in film and television commercials. Wilhelmina develops and diversifies its talent portfolio through a combination of ongoing local, regional and international scouting and talent-search efforts to source new talent, as well as cooperating with other agencies that represent talent.

Within its fashion model management business, Wilhelmina's primary source of service revenue is from model fees and services charges paid by the client for bookings directly negotiated by the Company. The Company also receives commissions paid on bookings by third-party agencies. Wilhelmina believes that its model fees, service charges and commission rates are competitive with those of its principal competitors.

Wilhelmina's fashion model management operations are organized into divisions called "boards," each of which specializes by the type of models it represents. Wilhelmina's boards are generally described in the table below.

Board Name	Location	Target Market
Women	NYC, LA, Miami, London	High-end female fashion models
Men	NYC, LA, Miami, London	High-end male fashion models
Direct	NYC, LA, Miami, London	Established/commercial male/female fashion models
Curve	NYC, LA, Miami, London	Full-figured female fashion models
Showroom	NYC, LA, Miami	Live modeling and designer fit clothing modeling
Fitness	NYC, LA, Miami	Athletic models

Each major board is headed by a director who manages the agents assigned to the board. The agents of each board act both as bookers (including promoting models, negotiating fees and contracting work) and as talent scouts/managers (including providing models with career and development guidance and helping them better market themselves). Although agents individually develop professional relationships with models, models are represented by a board collectively and not by a specific agent. Wilhelmina's organization into boards enables Wilhelmina to provide clients with services tailored to their particular needs, to allow models to benefit from agents' specialized experience in their particular markets, and to limit Wilhelmina's dependency on any specialty market or agent.

Most senior agents are employed pursuant to employment agreements that include noncompetition provisions such as a prohibition from working with Wilhelmina's models and clients for a certain period of time after the end of the agent's employment with Wilhelmina. Wilhelmina typically signs its models to three-year exclusive contracts, which it actively enforces.

Celebrity Management

Wilhelmina's Celebrity division seeks to secure endorsement and spokesperson work for celebrities from the worlds of sports, music and entertainment. The Celebrity division has two primary sources of revenue: (i) commissions paid by talent as a percentage of their gross earnings; and (ii) royalties or a service charge paid by clients. Wilhelmina's Celebrity division management works with emerging artists and established celebrity names to match them with leading fashion brands and companies.

Licensing & Branding Associations

Wilhelmina Licensing, LLC is a wholly-owned subsidiary that collects third-party licensing fees in connection with the licensing of the "Wilhelmina" name. Third-party licensees include leading fashion model agencies in local markets in the U.S. and internationally. The film and television business consists of occasional television syndication royalties and production series contracts. Also, from time to time, the Company conducts other events, such as model search contests, in an effort to expand the Wilhelmina brand and recruit talent.

Competition

The fashion model/talent management business is highly competitive. New York City, Los Angeles, and Miami, as well as London, Paris, and Milan, are considered the most important markets for the fashion talent management industry. Most of the leading international firms are headquartered in New York City. Wilhelmina's principal competitors include other large fashion model management businesses in the U.S., including IMG Models, Elite Model Management, Ford Models, Inc., DNA Model Management, NEXT Model Management, The Lions Model Management, The Society Management, Women 360 Management, and New York Model Management. However, Wilhelmina is the only publicly-owned fashion talent management company in the world.

Competition also includes foreign agencies and smaller U.S. agencies in local markets that recruit local talent and cater to local market needs. Several of the larger fashion talent firms operate offices in multiple cities and countries or have chosen to partner with local or foreign agencies.

The Company believes that its sources of revenue, mainly generated from commissions and service charges, are comparable to those of its principal competitors. Therefore, for the Company to obtain a competitive advantage, it must develop and maintain a deep pool of talent and deliver high quality service to its clients. The Company believes that through its scouting efforts, name recognition, and licensing network, it is able to recruit a deeper pool of talent relative to its competitors. These recruitment tools, coupled with the broad range of fashion boards available to the Company's talent, enable the Company to develop talent and generate a broader range of revenues relative to its principal competitors. While a broad range of talent and boards provides a level of stability to the business, certain talent may be more inclined to work with a boutique agency that may appear to tailor more specifically to their needs.

For more than 55 years, Wilhelmina and its predecessors have created long-standing client relationships and business activities related to the fashion model management business that provide exposure to diverse markets and demographics. The Company has also developed a professional workforce with years of talent management experience.

Clients and Customers

As of December 31, 2023, Wilhelmina represented a roster of approximately 1,600 active models and talent. Wilhelmina's active models include Ana Maria Figueroa, Yumi Nu, Francisco Lachowski, Daniel Shin, Ana Cristina, Olga Sherer, Serena Marques, Valentine Charrasse, Douglas Dillon, Fernando Cabral, Hella Tall, Asya Rosh, Francisco Henriques, Aubrey Hill, Daniel Puig, Joshuah Melnick, Noah Brown, Sofia Resing, Lamich Kirabo, Penny Lane, Africa Perez, Carmen Fozzard, Bojana Krsmanović, Mitchell Slaggert, Anne de Paula, Jan Baiboon, Ottawa Efoe, Rainer Andreesen, Erik Van Gils, Kate King, Malik Lindo, Malcolm Jackson, Haejin Lee, Moon Young, Isabela Grutman, Sabey Dantsira, Lauren Auerbach, Davidson Obennebo, Sasha Melnychuk, Armando Cabral, Jennae Quisenberry, Vanessa Cruz, Pure, Akito Mizutani, Nayara Oliveira, Fernando Lindez, Dachuan Jin, Claudio Monteiro, and Nathan Owens.

Wilhelmina serves approximately 2,800 external clients. Wilhelmina's customer base is highly diversified, with no one customer accounting for more than 3% of overall gross revenues. The top 100 clients of Wilhelmina together accounted for approximately 43.1% of overall revenues during 2023.

Governmental Regulations

Certain jurisdictions in which Wilhelmina operates, such as California and Florida, require that companies maintain a Talent Agency License in order to engage in the "talent agency" business. The talent agency business is generally considered the business of procuring engagements or any employment or placement of a talent, where the talent performs in his or her artistic capacity. Where required, the Wilhelmina subsidiaries operating in these jurisdictions maintain Talent Agency Licenses issued by those jurisdictions.

Trends and Opportunities

The Company expects that the combination of Wilhelmina's main operating base in New York City, the industry's capital, with the depth and breadth of its talent pool and client roster and its diversification across various talent management segments, together with its geographical reach, should make Wilhelmina's operations more resilient to industry changes and economic swings than those of many of the smaller firms operating in the industry.

With total annual advertising expenditures on major media (newspapers, magazines, television, cinema, outdoor and Internet) estimated to have exceeded $260 billion in recent years, North America is the world's largest advertising market. For the fashion talent management industry, including Wilhelmina, advertising expenditures on television, Internet, magazines, and outdoor are of particular relevance.

In recent periods, traditional retail clients in the fashion and beauty industry have had increased competition from digital, social, and new media, reducing their budgets for advertising and model talent. Wilhelmina reviews the mix of talent and resources available to best operate in this changing environment.

Although Wilhelmina has a large and diverse client base, it is not immune to global economic conditions. The Company closely monitors economic conditions, client spending, and other industry factors and continually evaluates opportunities to increase its market share and further expand its geographic reach. There can be no assurance as to the effects on Wilhelmina of current or future economic circumstances, client spending patterns, client creditworthiness, and other developments and whether, or to what extent, Wilhelmina's efforts to respond to them will be effective.

Strategy

Management's strategy is to increase value to shareholders through the following initiatives:

- increase Wilhelmina's brand awareness among advertisers and potential talent;
- expand the women's high end fashion board;
- expand the Aperture division's representation in commercials, film, and television;
- expand social media influencer and celebrity representation;
- expand the Wilhelmina network through strategic geographic market development; and
- promote model search contests and events and partner on media projects (television, film, books, etc.).

The Company makes use of digital technology to effectively connect with clients and talent, utilizing video conferencing and other digital tools to best position our team to identify opportunities to grow the careers of the talent we represent and expand our business. The Company has made significant investments in technology, infrastructure, and personnel, to support our clients and talent.

EMPLOYEES

As of December 31, 2023, the Company had 87 full time employees, 47 of whom were located in New York City, 11 of whom were located at Wilhelmina's Miami office, 17 of whom were located at Wilhelmina's Los Angeles office, 10 of whom were located at Wilhelmina's London office and two of whom were located at the corporate headquarters in Dallas.

TRADEMARKS AND LICENSING

The "Wilhelmina" brand is essential to the success and competitive position of the Company. The "Wilhelmina" trademark is vital to the licensing business because licensees pay for the right to use the trademark. The Company has invested significant resources in the "Wilhelmina" brands in order to obtain the public recognition that these brands currently enjoy. Wilhelmina relies upon domestic and international trademark laws, license agreements and nondisclosure agreements to protect the "Wilhelmina" brand name used in its business. Trademarks registered in the U.S. have a duration of ten years and are generally subject to an indefinite number of renewals for a like period on continued use and appropriate application.

ITEM 1A. *RISK FACTORS*

Not applicable to smaller reporting company.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 1C.   *CYBERSECURITY*

RISK MANAGEMENT AND STRATEGY

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a cybersecurity incident response plan.

Our cybersecurity risk management program is designed to identify, assess, and manage the cybersecurity risks that are relevant to our business and is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;
- managing (i) our cybersecurity risk assessment processes, (ii) our security controls, and (iii) our response to cybersecurity incidents;
- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
- carrying cyber risk insurance that provides protection (as specified in the applicable policies) against certain potential costs and losses arising from a cybersecurity incident;
- regular communications to all employees from management informing of the types of threats to be aware of and procedure to follow when a risk has been identified;
- requiring employees, as well as contractors who have access to our systems or the data of our employees or customers, to treat information as confidential.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We have not currently engaged any third party service providers to support, manage, or supplement our cybersecurity processes.

GOVERNANCE

Cybersecurity is an important part of our risk management processes and an area of increasing focus for the Company's Board of Directors and management.

The Audit Committee of the Company's Board of Directors is responsible for the oversight of risks from cybersecurity threats. The Audit Committee periodically receives updates from management and our third party IT support specialists of our cybersecurity threat risk management and mitigation strategies covering topics such as data security posture and potentially material cybersecurity threat risks or incidents, as well as the steps management has taken to respond to such risks. In such sessions, the Audit Committee generally receives information describing current and emerging material cybersecurity threat risks, and describing the company's plans to mitigate those risks, and discusses such matters with our third party IT support specialists and other members of senior management. Potentially material cybersecurity threat risks are also considered during separate Board discussions of important matters like enterprise risk management.

While the Audit Committee reviews and oversees the Company's information security efforts, senior leadership is responsible for the day-to-day management of cybersecurity risk and the design and implementation of policies, processes and procedures to identify and mitigate this risk. These members of management are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan.

ITEM 2.   *PROPERTIES*

The Company's corporate headquarters are currently located at 5420 Lyndon B Johnson Freeway, Dallas, Texas 75240, which are also the offices of Newcastle Capital Management, L.P. ("NCM"). NCM is the general partner of Newcastle Partners L.P. ("Newcastle"), the Company's largest shareholder. The Company utilizes a portion of NCM's facilities on a month-to-month basis at $2,500 per month, pursuant to a services agreement between the parties.

The following table summarizes information with respect to the material facilities of the Company for leased office space and model apartments:

Description of Property	Area (sq. feet)	Lease Expiration
Office for California-based operations – Los Angeles, CA	3,887	January 31, 2027
Office for Florida-based operations – Miami, FL	1,113	May 31, 2028
Office for London-based operations – London, UK	995	July 19, 2025
Office for New York-based operations – New York, NY	7,847	May 31, 2030
One model apartment – London, UK	1,400	July 28, 2024
Three model apartments – New York, NY	4,000	January-December 2024
One model apartment – Miami, FL	810	May 31, 2028

ITEM 3.   *LEGAL PROCEEDINGS*

The disclosures required for this Item 3 Legal Proceedings are provided in Note 5 to the Company's Notes to Consolidated Financial Statements, below.

ITEM 4.   *MINE SAFETY DISCLOSURES*

Not applicable.

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

The Company's $0.01 par value common stock has traded on the Nasdaq Capital Market under the symbol "WHLM" since September 2014. Previously, the common stock was quoted in the over-the-counter market on the OTC Bulletin Board. As of March 26, 2024 there were 5,157,344 shares of the Company's common stock outstanding held by 437 holders of record.

Equity Compensation Plan Information

The following table provides information with respect to the Company's equity compensation plans as of December 31, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	180,000	$ 5.93	320,000
Equity compensation plans not approved by security holders	-	-	-
Total	180,000	$ 5.93	320,000

Additional information regarding equity compensation can be found in the notes to the consolidated financial statements.

Issuer Repurchases

During 2012, the Board of Directors authorized a stock repurchase program whereby the Company could repurchase up to 500,000 shares of its outstanding common stock. During 2013, the Board of Directors renewed and extended the Company's share repurchase authority to enable it to repurchase up to an aggregate of 1,000,000 shares of common stock. In 2016, the Board of Directors increased by an additional 500,000 shares the number of shares of the Company's common stock which may be repurchased under its stock repurchase program to an aggregate of 1,500,000 shares. The shares may be repurchased from time to time in the open market or through privately negotiated transactions at prices the Company deems appropriate. The program does not obligate the Company to acquire any particular amount of common stock and may be modified or suspended at any time at the Company's discretion. From 2012 through December 31, 2023, the Company repurchased an aggregate of 1,314,694 shares of common stock at an average price of approximately $4.85 per share, for a total of approximately $6.4 million in repurchases under the stock repurchase program. During the year and quarter ended December 31, 2023, no shares were repurchased. The repurchase of an additional 185,306 shares is presently authorized under the stock repurchase program.

Dividend Policy

The Company has not declared or paid any cash dividends on its common stock during the past two completed fiscal years, but may decide to do so in the future depending on an evaluation of the Company's cash needs and best uses of shareholders' capital.

ITEM 6. *RESERVED*

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following is a discussion of the Company's financial condition and results of operations comparing the calendar years ended December 31, 2023 and 2022. This section should be read in conjunction with the Company's consolidated financial statements and the notes thereto that are incorporated herein by reference and the other financial information included herein and the notes thereto.

RESULTS OF OPERATIONS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2023 COMPARED TO YEAR ENDED DECEMBER 31, 2022

In addition to net income, the key financial indicators that the Company reviews to monitor its business are revenues, operating expenses, and cash flows.

The Company analyzes revenue by reviewing the mix of revenues generated by the different "boards," each a specific division of the fashion model management operations which specializes by the type of model it represents, by geographic locations and from significant clients. Within its fashion model management business, Wilhelmina's primary source of service revenue is from model fees and service charges paid by the client for bookings directly negotiated by the Company. The Company also receives commissions paid on bookings by third-party agencies. See "Critical Accounting Policies and Estimates - Revenue Recognition."

Wilhelmina provides professional services. Therefore, salary and service costs represent the largest part of the Company's operating expenses. Salary and service costs are comprised of payroll and related costs and travel, meals, and entertainment ("T&E") to deliver the Company's services and to enable new business development activities.

Analysis of Consolidated Statements of Income
For the Years Ended December 31, 2023 and 2022

(in thousands)	2023	2022
Service revenues	17,182	17,750
License fees and other income	30	30
TOTAL REVENUES	**17,212**	**17,780**
Salaries and service costs	11,481	10,907
Office and general expenses	3,830	3,168
Amortization and depreciation	208	193
Corporate overhead	965	1,093
OPERATING INCOME	**728**	**2,419**
OPERATING MARGIN	**4.2%**	**13.6%**
Foreign exchange (gain) loss	106	(164)
Interest income	(76)	-
Interest expense	7	8
INCOME BEFORE INCOME TAXES	**691**	**2,575**
Current income tax expense	(28)	(109)
Deferred tax benefit (expense)	(230)	1,063
Effective tax rate	37.3%	(37.0%)
NET INCOME	**433**	**3,529**

Supplemental Non-GAAP Information

(in thousands)	2023	2022
Gross billings	65,936	66,686
EBITDA	830	2,776
Adjusted EBITDA	1,020	2,802
Pre-Corporate EBITDA	1,985	3,895

See page 14 for a reconciliation of these non-GAAP financial measures to the most comparable GAAP financial measures and for other important information. Certain prior period Gross billings amounts have been reclassified to conform to the current period presentation.

Service Revenues

The Company's service revenues fluctuate in response to its clients' willingness to spend on advertising and the Company's ability to have the desired talent available. The revenue decrease of 3.2% for the year ended December 31, 2023, when compared to the year ended December 31, 2022, was primarily due to decreased commissions from model bookings.

License Fees and Other Income

License fees and other income include franchise revenues from independently owned model agencies that use the Wilhelmina trademark and various services provided by the Company. License fees were unchanged for the year ended December 31, 2023, when compared to the year ended December 31, 2022.

Salaries and Service Costs

Salaries and service costs consist of payroll related costs and travel and entertainment expenses required to deliver the Company's services to its clients and talents. The 5.3% increase in salaries and service costs for the year ended December 31, 2023, when compared to the year ended December 31, 2022, was primarily due to personnel hires and payroll changes to better align Wilhelmina staffing with the needs of each office and geographical region.

Office and General Expenses

Office and general expenses consist of office and equipment rents, advertising and promotion, insurance expenses, administration and technology cost. During the year ended December 31, 2023, office and general expenses increased 20.9% when compared to the year ended December 31, 2022, primarily due to increased legal expense, rent expense, utilities, computer expenses, and other office related expenses.

Amortization and Depreciation

Amortization and depreciation expense is incurred with respect to certain assets, including computer hardware, software, office equipment, furniture and finance leases. Amortization and depreciation expense increased by 7.8% for the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to increased depreciation of capitalized furniture and leasehold assets at the Company's New York City office. Fixed asset purchases (mostly related to furniture, leasehold improvements, and computer equipment) totaled approximately $165 thousand in 2023 and $268 thousand in 2022.

Corporate Overhead

Corporate overhead expenses include director and executive officer compensation, legal, audit and professional fees, corporate office rent and travel. Corporate overhead decreased by 11.7% for the year ended December 31, 2023, when compared to the year ended December 31, 2022, primarily due to costs related to the filing of two SEC restatement filings in 2022 that did not recur in 2023.

Operating Income and Operating Margin

Operating income was $0.7 million and operating margin was 4.2% for the year ended December 31, 2023, compared to operating income of $2.4 million and operating margin of 13.6% for the year ended December 31, 2022. These declines were primarily the result of the increase in operating expenses and reduction in revenues.

Foreign Currency Exchange

The Company realized a loss of $106 thousand from foreign currency exchange during the year ended December 31, 2023, compared to a gain of $164 thousand from foreign currency exchange during the year ended December 31, 2022. Foreign currency gain and loss is due to fluctuations in currencies from Great Britain, Europe, and Latin America.

Interest Income

Interest income for the year ended December 31, 2023 was primarily attributable interest earned on United States treasury securities. Interest income is recognized on an accrual basis.

Interest Expense

Interest expense for the years ended December 31, 2023 and December 31, 2022 was primarily attributable to accrued interest on finance leases. See, "Liquidity and Capital Resources."

Income before Income Taxes

Income before income taxes decreased to $0.7 million for the year ended December 31, 2023, compared to a gain of $2.6 million for the year ended December 31, 2022. The lower pre-tax income in 2023 was primarily due to lower operating income.

Income Taxes

Generally, the Company's combined effective tax rate is high relative to reported net income as a result of foreign taxes and income being attributable to certain states in which it operates. The Company operates in three states which have relatively high tax rates: California, New York, and Florida. In addition, foreign taxes in the United Kingdom related to our London office are not deductible for U.S. federal tax purposes. The Company had income tax expense of $0.3 million in 2023 compared to $1.0 million of income tax benefit in 2022.

The income tax benefit in 2022 was primarily the result of the full release of a previous $1.5 million valuation allowance against deferred tax assets. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. In connection with its assessment for 2022, management determined that there was sufficient evidence to conclude that it was more likely than not that all deferred tax assets were realizable. This evidence included three years of cumulative pretax income, excluding nonrecurring items. The Company will continue to assess the evidence used to determine the need for a valuation allowance and may reinstate the valuation allowance in future periods if warranted by changes in estimated future income and other factors.

Net Income

The Company had net income of $0.4 million for the year ended December 31, 2023, compared to net income of $3.5 million for the year ended December 31, 2022. The decrease in net income was primarily due to the decrease in operating income and the release of the previous valuation allowance against deferred tax assets in 2022.

Gross Billings

Gross billings is a non-GAAP financial measure that represents the gross amount billed to customers on behalf of its clients (models and talent) for services performed. Gross billings decreased 1.1% for the year ended December 31, 2023, when compared to the year ended December 31, 2022, primarily due to decreased Aperture division bookings. See page 14 for more information regarding non-GAAP financial measures.

Liquidity and Capital Resources

The Company's cash balance decreased to $6.1 million at December 31, 2023 from $12.0 million at December 31, 2022. The cash balance decreased primarily as a result of $0.7 million net cash provided by operating activities, $6.7 million cash used in investing activities, $0.1 million cash used in financing activities, and the $0.2 million effect of exchange rate on cash flow.

Net cash provided by operating activities of $0.7 million was primarily the result of decreases in accounts receivable and right of use assets and an increase in deferred income taxes, partially offset by decreases in amounts due to models, lease liabilities and accounts payable and accrued liabilities. The $6.7 million cash used in investing activities was attributable to purchases of short term investments and property and equipment, including furniture and fixtures, leasehold improvements, software and computer equipment, partially offset by maturities of short term investments. The $63 thousand cash used in financing activities was attributable to payments on finance leases.

The Company's primary liquidity needs are for working capital associated with performing services under its client contracts. Generally, the Company incurs significant operating expenses with payment terms shorter than its average collections on billings. Based on budgeted and year-to-date cash flow information, management believes that the Company has sufficient liquidity to meet its projected operational expenses and capital expenditure requirements for the next twelve months and beyond.

Important Information Regarding Non-GAAP Financial Measures

The Company reports its financial results in accordance with GAAP. However, management believes that certain non-GAAP financial measures provide users of the Company's financial information with additional useful information in evaluating operating performance. The Company considers Gross Billings, EBITDA, Adjusted EBITDA and Pre-Corporate EBITDA to be important measures of performance because they are key operating metrics of the Company's business. These metrics are used by management in its planning and budgeting processes, to monitor and evaluate its financial and operating results, and to provide stockholders and potential investors with a means to evaluate the Company's financial and operating results against other companies within the Company's industry.

Gross Billings represents the gross amount billed to customers on behalf of its models and talent for services performed. The Company calculates Gross Billings as total revenue plus model costs, which includes amounts owed to talent, including taxes required to be withheld and remitted directly to taxing authorities, commissions owed to other agencies, and related costs such as those paid for photography. The Company calculates EBITDA as net income plus interest income, interest expense, income tax expense, and depreciation and amortization expense. The Company calculates "Adjusted EBITDA" as EBITDA plus foreign exchange gain/loss, share-based payment expense and certain significant non-recurring items that the Company may include from time to time. The Company calculates "Pre-Corporate EBITDA" as Adjusted EBITDA plus corporate overhead expense, which includes director compensation, securities laws compliance costs, audit and professional fees, and other public company costs.

Non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, the Company's financial results prepared in accordance with GAAP. Certain of the items that may be excluded or included in non-GAAP financial measures may be significant items that could impact the Company's financial position, results of operations or cash flows and should therefore be considered in assessing the Company's actual and future financial condition and performance. The methods used by the Company to calculate its non-GAAP financial measures may differ significantly from methods used by other companies to compute similar measures. As a result, any non-GAAP financial measures presented herein may not be comparable to similar measures provided by other companies.

Gross Billings

The following is a tabular reconciliation of the non-GAAP financial measure Gross Billings to GAAP total revenues, which the Company believes to be the most comparable GAAP measure

(in thousands)		2023		2022
Total revenues	$	17,212	$	17,780
Model costs		48,724		48,906
Gross Billings	$	65,936	$	66,686

Model costs include amounts owed to talent, including taxes required to be withheld and remitted directly to taxing authorities, commissions owed to other agencies, and related costs such as those paid for photography.

EBITDA, Adjusted EBITDA, and Pre-Corporate EBITDA

The following is a tabular reconciliation of the non-GAAP financial measures EBITDA, Adjusted EBITDA, and Pre-Corporate EBITDA to GAAP net income, which the Company believes to be the most comparable GAAP measure

(in thousands)		2023		2022
Net income	$	433	$	3,529
Interest income		(76)		-
Interest expense		7		8
Income tax expense (benefit)		258		(954)
Amortization and depreciation		208		193
EBITDA	$	830	$	2,776
Foreign exchange loss (gain)		106		(164)
Share based payment expense		84		190
Adjusted EBITDA	$	1,020	$	2,802
Corporate overhead		965		1,093
Pre-Corporate EBITDA	$	1,985	$	3,895

Critical Accounting Policies and Estimates

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting practices in the United States of America ("U.S. GAAP"). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs, and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows may be affected.

The following items require significant estimation or judgement. For additional information about our accounting policies, refer to "Note 2, Summary of Significant Accounting Policies" in the audited consolidated financial statements included herewith.

Basis of Presentation

The consolidated financial statements include the accounts of Wilhelmina and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company has adopted the requirements of Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASC 606"). ASC 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services.

Our revenues are derived primarily from fashion model bookings, and representation of social media influencers and actors for commercials, film, and television. Our performance obligations are primarily satisfied at a point in time when the talent has completed the contractual requirements.

A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The performance obligations for most of the Company's core modeling bookings are satisfied on the day of the event, and the "day rate" total fee is agreed in advance when the customer books the model for a particular date. For contracts with multiple performance obligations, we allocate the contract's transaction price to each performance obligation based on the estimated relative standalone selling price.

We report service revenues on a net basis, which represents gross amounts billed net of amounts owed to talent, including taxes required to be withheld and remitted directly to taxing authorities, commissions owed to other agencies, and related costs such as those paid for photography. The Company typically enters into contractual agreements with models under which the Company is obligated to pay talent upon collection of fees from the customer.

Although service revenues are reported on a net basis, accounts receivable are recorded at the amount of gross amounts billed to customers, inclusive of model costs. As a result, both accounts receivable and amounts due to models appear large relative to total revenue.

Amounts billed that have not yet met the applicable revenue recognition criteria are recorded as deferred revenue within accrued expenses and the related talent costs are recorded as contract liability.

Share Based Compensation

Share-based compensation expense is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes option pricing model and is recognized on a straight line basis as an expense over the requisite service period, which is generally the vesting period. The determination of the fair value of share-based awards on the date of grant using an option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the estimated volatility over the expected term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, estimated forfeitures, and expected dividends.

Income Taxes

We are subject to income taxes in the United States, the United Kingdom, and numerous local jurisdictions.

Deferred tax assets are recognized for unused tax losses, unused tax credits, and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Unused tax loss carry-forwards are reviewed at each reporting date and a valuation allowance is established if it is doubtful we will generate sufficient future taxable income to utilize the loss carry-forwards.

In determining the amount of current and deferred income tax, we take into account whether additional taxes, interest, or penalties may be due. Although we believe that we have adequately reserved for our income taxes, we can provide no assurance that the final tax outcome will not be materially different. To the extent that the final tax outcome is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results.

Cash, Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments with maturities of three months or less.

Short Term Investments

Short-term investments with maturities over three and up to twelve months are recorded in Short-term investments.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are accounted for at net realizable value, do not bear interest, and are short-term in nature. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on accounts receivable. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to the allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable. The Company generally does not require collateral.

Although service revenues are reported on a basis net of model costs, accounts receivable are recorded at the amount of gross amounts billed to customers inclusive of model costs. As a result, both accounts receivable and amounts due to models appear large relative to total revenue.

Goodwill and Intangible Asset Impairment Testing

The Company performs impairment testing at least annually and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the reporting unit's fair value. The Company sometimes utilizes an independent valuation specialist to assist with the determination of fair value. In accordance with ASU 2017-03, only a one-step quantitative impairment test is performed, whereby a goodwill impairment loss will be measured as the excess of a reporting unit's carrying amount over its fair value. If the carrying amount of the reporting unit's goodwill exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill.

Whenever events or circumstances change, entities have the option to first make a qualitative evaluation about the likelihood of goodwill impairment. If impairment is deemed more likely than not, management would perform the goodwill impairment test. Otherwise, the goodwill impairment test is not required. In assessing the qualitative factors, the Company assesses relevant events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances and how these may impact a reporting unit's fair value or carrying amount involve significant judgments and assumptions. The judgment and assumptions include the identification of macroeconomic conditions, industry and market considerations, overall financial performance, Company specific events and share price trends, an assessment of whether each relevant factor will impact the impairment test positively or negatively, and the magnitude of any such impact.

The Company evaluates indefinite lived trademark and trade name intangible assets for impairment using the relief from royalty method. This valuation approach requires that the Company make a number of assumptions to estimate fair value, including projections of future revenues, royalty rates, tax rates, discount rates, and other relevant variables. The projections in this model are updated annually and will change over time based on historical performance and changing business conditions. If the carrying value exceeded the estimated fair value, an impairment charge would be recognized for the excess amount.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Not applicable to smaller reporting company.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The consolidated financial statements of the Company and the related reports of the Company's independent registered public accounting firms thereon are included in this report at the pages indicated.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company's principal executive officer and principal financial officer evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on their evaluation of the Company's disclosure controls and procedures, the Company's principal executive officer and principal financial officer, with the participation of the Company's management, have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2023, to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (b) accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate to allow for timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 based on the framework in *Internal Control - Integrated Framework 2013* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Company's management concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

During the most recent fiscal quarter, there have been no changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

None.

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

None.

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by Item 10 is incorporated by reference from the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by Item 11 is incorporated by reference from the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by Item 12 is incorporated by reference from the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by Item 13 is incorporated by reference from the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by Item 14 is incorporated by reference from the Company's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 15.   *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Documents Filed as Part of Report

1.   Financial Statements:

The consolidated financial statements of the Company and the related report of the Company's independent public accountants thereon have been filed under Item 8 hereof.

2.   Financial Statement Schedules:

The information required by this item is not applicable.

3.   Exhibits:

The exhibits listed below are filed as part of or incorporated by reference in this report.

Exhibit Number	Description of Exhibits
3.1	Restated Certificate of Incorporation of Wilhelmina International, Inc. (incorporated by reference from Exhibit 3.1 to Form S-1/A, filed January 30, 2012).
3.2	Certificate of Amendment of the Restated Certificate of Incorporation of Wilhelmina International, Inc. (incorporated by reference from Exhibit 3.1 to the Form 8-K, filed July 15, 2014).
3.3	Certificate of Amendment of the Restated Certificate of Incorporation of Wilhelmina International, Inc. (incorporated by reference from Exhibit 3.1 to Form 8-K filed July 12, 2017).
3.4	Amended and Restated Bylaws of Wilhelmina International, Inc. (incorporated by reference from Exhibit 3.2 to Form 8-K, filed May 24, 2011).
4.1	Form of Stock Certificate of Common Stock of Billing Concepts Corp. (incorporated by reference from Exhibit 4.1 to Form 10-Q, filed May 15, 1998).
*10.1	Wilhelmina International, Inc. 2015 Incentive Plan (incorporated by reference from Exhibit 10.1 to Form 8-K filed June 16, 2015).
*10.2	Form of Stock Option Grant Agreement (incorporated by reference from Exhibit 10.21 to Form 10-K filed March 23, 2017).
*10.3	Letter agreement dated April 4, 2016 between Wilhelmina International, Inc. and James McCarthy (incorporated by reference from Exhibit 10.1 to Form 8-K filed April 25, 2016).
14.1	Registrant's Code of Ethics (filed herewith).
21.1	List of Subsidiaries (filed as Exhibit 21.1 to the Form 10-K filed on March 16, 2022).
31.1	Certification of Principal Executive Officer in Accordance with Section 302 of the Sarbanes-Oxley Act (filed herewith).
31.2	Certification of Principal Financial Officer in Accordance with Section 302 of the Sarbanes-Oxley Act (filed herewith).
32.1	Certification of Principal Executive Officer in Accordance with Section 906 of the Sarbanes-Oxley Act (filed herewith).
32.2	Certification of Principal Financial Officer in Accordance with Section 906 of the Sarbanes-Oxley Act (filed herewith).
97.1	Policy Related to Recovery of Erroneously Awarded Compensation (filed herewith)
101.INS	Inline XBRL Instance Document (filed herewith)
101.SCH	Inline XBRL Taxonomy Extension Schema Document (filed herewith)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (filed herewith)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document (filed herewith)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document (filed herewith)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (filed herewith)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Includes compensatory plan or arrangement.

ITEM 16. *FORM 10-K SUMMARY*

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILHELMINA INTERNATIONAL, INC.
(Registrant)

Date: March 26, 2024

By: /s/ Mark E. Schwarz
Name   Mark E. Schwarz
Title: Executive Chairman
            (principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 19th day of March, 2024.

/s/ Mark E. Schwarz Mark E. Schwarz	Director and Executive Chairman (principal executive officer)
/s/ James A. McCarthy James A. McCarthy	Chief Financial Officer (principal financial officer)
/s/ Clinton J. Coleman Clinton J. Coleman	Director
/s/ James A. Dvorak James A. Dvorak	Director
/s/ Mark E. Pape Mark E. Pape	Director
/s/ Aimee J. Nelson Aimee J. Nelson	Director

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WILHELMINA INTERNATOINAL, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
of Wilhelmina International, Inc. and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Wilhelmina International, Inc. and Subsidiaries (the "Company") as of December 31, 2023, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Trademarks and Trade Name Impairment Assessment

Critical Audit Matter Description

As described in Note 2 to the financial statements, the Company's trademarks and trade name are tested for impairment at least annually. The Company elected not to perform the qualitative assessment (Step 0) in connection with testing its trademarks and trade name for impairment. Instead, a quantitative assessment (Step 1) was performed using the royalty-relief method, which is based upon projected revenues and estimated royalty and discount rates. The determination of the fair value of the trademarks and trade name requires management to make significant estimates and assumptions related to forecasts of future revenues and royalty and discount rates. As disclosed by management, changes in these assumptions could have a significant impact on the fair value of the trademarks and trade name and the amount of any impairment expense recognized.

We identified the Step 1 trademarks and trade name impairment assessment as a critical audit matter, as auditing management's judgments regarding forecasts for future revenue and royalty and discount rates involve a high degree of subjectivity and an increased extent of audit effort, including the need to involve our external fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the critical audit matter included the following:

- We obtained an understanding and evaluated the design and implementation of internal controls over the estimates and assumptions used by management in the determination of the fair value of the trademarks and trade name including controls addressing:

  o Review and approval of key assumptions and inputs, including financial projections, projected growth rates of revenues, capitalization, royalty and discount rates and peer information used in the model.
  o The completeness and accuracy of the model.

- We performed, with the assistance of an auditor employed valuation specialist, substantive procedures on management's estimates and assumptions used in determining the fair value of the trademarks and trade names including:

  o We evaluated the reasonableness of management's forecasts of future revenues by comparing these forecasts to historical operating results and industry data, and considered whether such assumptions were consistent with evidence obtained in other areas of the audit.
  o We tested the mathematical accuracy of the model, as well as the completeness and accuracy of the information used in it.
  o We evaluated the appropriateness of the methodology used, as well as the capitalization, royalty and discount rate assumptions.
  o We evaluated the reasonableness of management's royalty rate, net of support costs rate, by developing an independent range using guideline royalty rate data.
  o We performed a retrospective review of the Company's prior year forecasted revenue using the current year's actual operating results and considered management's ability to reasonably forecast and project revenue without bias.
  o We performed a sensitivity analysis of the royalty and discount rates to evaluate the changes in the fair value of the trademarks and trade name that would result from such changes in the assumptions.

We have served as the Company's auditor since 2023.

/s/ Bodwell Vasek Wells DeSimone LLP

Dallas, Texas
March 26, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors
of Wilhelmina International, Inc. and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Wilhelmina International, Inc. and Subsidiaries (the "Company") as of December 31, 2022, the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows, for the year ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Trademarks and Trade Name Impairment Assessment - Refer to Note 2 to the Consolidated Financial Statements

Critical Audit Matter Description

As described in Note 2 to the consolidated financial statements, the Company's trademarks and trade name are tested for impairment at least annually. The Company elected not to perform the qualitative assessment (Step 0) in connection with testing its trademarks and trade name for impairment. Instead, a quantitative assessment (Step 1) was performed using the royalty-relief method, which is based upon projected revenues and estimated royalty and discount rates. The determination of the fair value of the trademarks and trade name requires management to make significant estimates and assumptions related to forecasts of future revenues and royalty and discount rates. As disclosed by management, changes in these assumptions could have a significant impact on the fair value of the trademarks and trade name and the amount of any impairment expense recognized.

We identified the Step 1 trademarks and trade name impairment assessment as a critical audit matter, as auditing management's judgments regarding forecasts for future revenue and royalty and discount rates involve a high degree of subjectivity and an increased extent of audit effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the critical audit matter included the following:

- We obtained an understanding and evaluated the design and implementation of internal controls over the estimates and assumptions used by management in the determination of the fair value of the trademarks and trade name including controls addressing:

  o   Management's review and approval of key assumptions and inputs, including financial projections, projected growth rates of revenues, capitalization, royalty and discount rates and peer information used in the model.
  o   The completeness and accuracy of the model.

- We performed, with the assistance of an auditor employed valuation specialist, substantive procedures on management's estimates and assumptions used in determining the fair value of the trademarks and trade name including:

  o   We evaluated the reasonableness of management's forecasts of future revenues by comparing these forecasts to historical operating results and industry growth, and considered whether such assumptions were consistent with evidence obtained in other areas of the audit.
  o   We tested the mathematical accuracy of the model, as well as the completeness and accuracy of the information used in it.
  o   We evaluated the appropriateness of the methodology used, as well as the capitalization, royalty and discount rate assumptions.
  o   We prepared a benchmarking analysis comparing the royalty rate used in the model with third party licensing transactions and developed an independent estimate using an implied royalty rate based on a profit split method.
  o   We performed sensitivity analysis of the significant assumptions (i.e. projected revenues, royalty and discount rates) to evaluate the changes in the fair value of the trademarks and trade name that would result from such changes in the assumptions.

We have served as the Company's auditor from 2012 to 2022.

/s/ Baker Tilly US, LLP
New York, New York
March 22, 2023

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2023 and 2022
(In thousands, except share data)

	2023	2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,117	$ 11,998
Short term investments	6,596	-
Accounts receivable, net of allowance for doubtful accounts of $1,901 and $1,664, respectively	8,505	9,467
Prepaid expenses and other current assets	203	181
Total current assets	21,421	21,646
Property and equipment, net of accumulated depreciation of $534 and $1,216, respectively	320	307
Right of use assets-operating	3,457	3,565
Right of use assets-finance	152	138
Trademarks and trade names with indefinite lives	8,467	8,467
Goodwill	7,547	7,547
Other assets	301	322
TOTAL ASSETS	$ 41,665	$ 41,992
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 3,941	$ 4,306
Due to models	7,645	8,378
Contract liabilities	-	270
Lease liabilities – operating, current	712	385
Lease liabilities – finance, current	32	62
Total current liabilities	12,330	13,401
Long term liabilities:		
Deferred income tax, net	1,215	985
Lease liabilities – operating, non-current	3,102	3,310
Lease liabilities – finance, non-current	122	85
Total long-term liabilities	4,439	4,380
Total liabilities	**16,769**	**17,781**
Shareholders' equity:		
Common stock, $0.01 par value, 9,000,000 shares authorized; 6,472,038 shares issued at December 31, 2023 and December 31, 2022	65	65
Treasury stock, 1,314,694 shares at December 31, 2023 and December 31, 2022, at cost	(6,371)	(6,371)
Additional paid-in capital	88,854	88,770
Accumulated deficit	(57,276)	(57,709)
Accumulated other comprehensive loss	(376)	(544)
Total shareholders' equity	24,896	24,211
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 41,665	$ 41,992

The accompanying notes are an integral part of these consolidated financial statements

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the Years Ended December 31, 2023 and 2022
(In thousands, except per share data)

	2023	2022
Revenues:		
Service revenues	$ 17,182	$ 17,750
License fees and other income	30	30
Total revenues	17,212	17,780
Operating expenses:		
Salaries and service costs	11,481	10,907
Office and general expenses	3,830	3,168
Amortization and depreciation	208	193
Corporate overhead	965	1,093
Total operating expenses	16,484	15,361
Operating income	728	2,419
Other expense (income):		
Foreign exchange loss (gain)	106	(164)
Interest income	(76)	-
Interest expense	7	8
Total other expense (income)	37	(156)
Income before provision for income taxes	691	2,575
(Provision) benefit for income taxes:		
Current	(28)	(109)
Deferred	(230)	1,063
(Provision) benefit for income taxes, net	(258)	954
Net income	$ 433	$ 3,529
Other comprehensive income (loss):		
Foreign currency translation adjustment	168	(521)
Total comprehensive income	$ 601	$ 3,008
Basic net income per common share	$ 0.08	$ 0.68
Diluted net income per common share	$ 0.08	$ 0.68
Weighted average common shares outstanding-basic	5,157	5,157
Weighted average common shares outstanding-diluted	5,157	5,157

The accompanying notes are an integral part of these consolidated financial statements.

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2023 and 2022
(In thousands)

	Common Shares	Stock Amount	Treasury Shares	Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 31, 2021	6,472	$ 65	(1,315)	$ (6,371)	$ 88,580	$ (61,238)	$ (23)	$ 21,013
Share-based payment expense..................	-	-	-	-	190	-	-	190
Net income to common shareholders	-	-	-	-	-	3,529	-	3,529
Foreign currency translation..............	-	-	-	-	-	-	(521)	(521)
Balances at December 31, 2022	6,472	$ 65	(1,315)	$ (6,371)	$ 88,770	$ (57,709)	$ (544)	$ 24,211
Share-based payment expense..................	-	-	-	-	84	-	-	84
Net income to common shareholders	-	-	-	-	-	433	-	433
Foreign currency translation..............	-	-	-	-	-	-	168	168
Balances at December 31, 2023	6,472	$ 65	(1,315)	$ (6,371)	$ 88,854	$ (57,276)	$ (376)	$ 24,896

The accompanying notes are an integral part of these consolidated financial statements.

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
(In thousands)

	Year Ended	
	2023	2022
Cash flows from operating activities:		
Net income	$ 433	$ 3,529
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation	208	193
Share based payment expense	84	190
Loss (gain) on foreign exchange rates	106	(164)
Deferred income taxes	230	(1,063)
Bad debt expense	139	174
Changes in operating assets and liabilities:		
Accounts receivable	647	(747)
Prepaid expenses and other current assets	(22)	(98)
Right of use assets-operating	687	500
Other assets	21	(227)
Due to models	(733)	398
Lease liabilities-operating	(460)	(470)
Contract liabilities	(270)	(211)
Accounts payable and accrued liabilities	(365)	515
Net cash provided by operating activities	705	2,519
Cash flows from investing activities:		
Purchases of property and equipment	(165)	(268)
Purchases of short term investments	(7,006)	-
Maturities of short term investments	480	-
Net cash used in investing activities	(6,691)	(268)
Cash flows from financing activities:		
Payments on finance leases	(63)	(62)
Net cash used in financing activities	(63)	(62)
Foreign currency effect on cash flows:	168	(442)
Net change in cash and cash equivalents:	(5,881)	1,747
Cash and cash equivalents, beginning of year	11,998	10,251
Cash and cash equivalents, end of year	$ 6,117	$ 11,998
Supplemental disclosures of cash flow information:		
Cash paid for income taxes	$ 156	$ 268

The accompanying notes are an integral part of these consolidated financial statements

WILHELMINA INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

Note 1. Business Activity

Overview

The primary business of Wilhelmina is fashion model management. These business operations are headquartered in New York City. The Company's predecessor was founded in 1967 by Wilhelmina Cooper, a renowned fashion model, and became one of the oldest, best known, and largest fashion model management companies in the world. Since its founding, Wilhelmina has grown to include operations located in Los Angeles, Miami, and London, as well as a network of licensees. Wilhelmina provides traditional, full-service fashion model and talent management services, specializing in the representation and management of models, entertainers, athletes and other talent, to various clients, including retailers, designers, advertising agencies, print and electronic media, and catalog companies.

Note 2. Summary of Significant Accounting Policies

The consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States of America ("GAAP"). The following is a summary of significant policies used in the preparation of the accompanying financial statements.

Principles of Consolidation and Basis of Presentation

The financial statements include the consolidated accounts of Wilhelmina and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company has adopted the requirements of Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASC 606"). ASC 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services.

Under the revenue standard, the Company recognizes revenues when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. The Company recognizes revenues following the five-step model prescribed under ASU No. 2014-09: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation.

Service Revenues

Our service revenues are derived primarily from fashion model bookings and representation of social media influencers and actors for commercials, film, and television. Revenues from services are recognized net of amounts owed to model talent, including taxes required to be withheld and remitted directly to taxing authorities, commissions owed to other agencies, and related costs such as those paid for photography, when the customer obtains control of the Company's product, which occurs at a point in time, typically when the talent has completed the contractual requirement. The Company expenses incremental costs of obtaining a contract as and when incurred because the expected amortization period of the asset that it would have recognized is one year or less or the amount is immaterial. Our performance obligations are primarily satisfied at a point in time when the talent has completed the contractual requirements.

A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The performance obligations for most of the Company's core modeling bookings are satisfied on the day of the event, and the "day rate" total fee is agreed in advance, when the customer books the model for a particular date. For contracts with multiple performance obligations (which are typically all satisfied within 1 to 3 days), we allocate the contract's transaction price to each performance obligation based on the estimated relative standalone selling price.

Wilhelmina operates broadly as a modeling and talent agency. The models and talent represented by the Company have discretion in agreeing to the price for a photoshoot or other service and may decline any job opportunity for any reason. After bookings are arranged by the Company, models and talent provide their personal services directly to the Company's clients. The Company charges commissions to both models/talent and customers, which is a fixed percentage of the billing rate for the model or talent. Based on these and other factors, the Company acts as an agent in the service transaction and, therefore, reports service revenues on a basis net of pass-through model or talent cost.

Although service revenues are reported on a net basis, accounts receivable are recorded at the amount of gross amounts billed to customers, inclusive of model costs. As a result, both accounts receivable and amounts due to models appear large relative to total revenue.

Service revenues from international sales accounted for 6.7% and 7.8% of the Company's consolidated services revenues for the years ended December 31, 2023 and 2022, respectively.

License Fees

License fees, in connection with the licensing of the "Wilhelmina" name, are collected on a quarterly basis under the terms of Wilhelmina's agreements with licensees. The Company recognizes revenue relating to license fees where payment is deemed to be probable, over the license period.

Contract Assets

Contract assets, which primarily relate to the Company's right to consideration for work completed but not billed at the reporting date are included within accounts receivable. The Company had no contract assets at December 31, 2023 and approximated $1.9 million at December 31, 2022.

Advances to Models

Advances to models for the cost of initial portfolios and other out-of-pocket costs, which are reimbursable only from collections from the Company's clients as a result of future work, are expensed to model costs as incurred net of such costs that are expected to be recouped.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the consolidated financial statements and the accompanying notes. Accounting estimates and assumptions discussed herein are those that management considers to be the most critical to an understanding of the consolidated financial statements because they inherently involve significant judgments and uncertainties. Estimates are used for, but not limited to revenue recognition, allowance for doubtful accounts, useful lives for depreciation and amortization, income taxes, the assumptions used for share-based compensation, and impairments of goodwill and intangible assets. All of these estimates reflect management's judgment about current economic and market conditions and their effects based on information available as of the date of these consolidated financial statements. If such conditions persist longer or deteriorate further than expected, it is reasonably possible that the judgments and estimates could change, which may result in future impairments of assets among other effects.

Cash, Cash Equivalents

As of December 31, 2023, the Company held cash in banks of $6.1 million. Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments with maturities of three months or less.

Short Term Investments

Short-term investments with maturities over three and up to twelve months are recorded in short-term investments. The Company's short term investments at December 31, 2023 were held in United States Treasury securities and were classified within Level 1 of the fair value hierarchy. Interest income on short-term investments is recognized on an accrual basis.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are accounted for at net realizable value, do not bear interest and are short-term in nature. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on accounts receivable. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to the allowance. At December 31, 2023, the Company had an allowance of $1.9 million, and recorded a $0.1 million bad debt charge to earnings. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the allowance and a credit to accounts receivable. The Company generally does not require collateral.

Although service revenues are reported on a basis net of model costs, accounts receivable are recorded at the amount of gross amounts billed to customers inclusive of model costs. As a result, both accounts receivable and amounts due to models appear large relative to total revenue.

Concentrations of Credit Risk

The balance sheet items that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. The Company maintains its cash balances in several different financial institutions in New York, Los Angeles, Miami, and London. Balances in accounts other than "noninterest-bearing transaction accounts" are insured up to Federal Deposit Insurance Corporation ("FDIC") limits of $250 thousand per institution. At December 31, 2023, the Company had cash balances in excess of FDIC insurance coverage of approximately $3.7 million. Balances in London accounts are covered by Financial Services Compensation Scheme ("FSCS") limits of £75 thousand or approximately $0.1 million per institution. At December 31, 2023, the Company had cash balances in excess of FSCS coverage of approximately $1.4 million. Concentrations of credit risk with accounts receivable are mitigated by the Company's large number of clients and their dispersion across different industries and geographical areas. The Company performs ongoing credit evaluations of its clients and maintains an allowance for doubtful accounts based upon the expected collectability of all accounts receivable.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization, based upon the shorter of the estimated useful lives (ranging from two to seven years) of the assets or terms of the leases, are computed by use of the straight-line method. Leasehold improvements are amortized based upon the shorter of the terms of the leases or asset lives. When property and equipment are retired or sold, the cost and accumulated depreciation and amortization are eliminated from the related accounts and gains or losses, if any, are reflected in the consolidated statement of income and comprehensive income.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that impairment has occurred, the amount of the impairment is charged to operations. No such events or changes in circumstances were noted for the years ended December 31, 2023 and 2022.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of the tangible and intangible assets acquired and the liabilities assumed. The Company's intangible assets other than goodwill consist of trademarks and trade name. Goodwill and intangible assets with indefinite lives are not subject to amortization, but rather to an annual assessment of impairment by applying a fair-value based test. A significant amount of judgment is required in estimating fair value and performing goodwill impairment tests.

There were no changes to the $7.5 million carrying amount of goodwill during 2022 or 2023. There were no changes to the carrying amount of $8.5 million trademarks and trade names intangible assets during 2022 or 2023.

No asset impairment charges were incurred relating to the Company's goodwill or intangible assets during 2022 and 2023.

The process of estimating the fair value of goodwill is subjective and requires the Company to make estimates that may significantly impact the outcome of the analysis. A qualitative assessment considers events and circumstances such as macroeconomic conditions, industry and market conditions, cost factors, and overall financial performance. If after performing this assessment, the Company concludes it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then the Company performs the quantitative test. Under the quantitative test, a goodwill impairment is identified by comparing the fair value to the carrying amount, including goodwill. If the carrying amount exceeds the fair value, goodwill is considered impaired and an impairment charge is recognized in an amount equal to the excess, not to exceed the carrying amount of goodwill.

At least annually, the Company assesses whether the carrying value of its goodwill and intangible assets exceeds their fair value and, if necessary, records an impairment loss equal to any such excess. Declines in the Company's stock price could result in future goodwill impairment charges. The Company sometimes utilizes an independent valuation specialist to assist with the determination of fair value. Each interim reporting period, the Company assesses whether events or circumstances have occurred which indicate that the carrying amount of an intangible asset exceeds its fair value. If the carrying amount of the intangible asset exceeds its fair value, an asset impairment charge will be recognized in an amount equal to that excess. No such events or changes in circumstances were noted for the year ended December 31, 2023.

Due to Models

Due to models represents the liability for amounts owed to talent for jobs that have taken place, but where the model or talent fee has not yet been paid, typically due to the Company awaiting receipt of payment from the customer. The due to model liabilities are accrued in the period in which the event takes place consistent with when the revenue is recognized. The Company's contractual agreements with models typically condition payment to talent after the collection of fees from the customer.

Although service revenues are reported on a basis net of model costs, accounts receivable are recorded at the amount of gross amounts billed to customers inclusive of model costs. As a result, both accounts receivable and amounts due to models appear large relative to total revenue.

Contract Liabilities

We record deferred revenue, which is a contract liability, when we have entered into a contract with a customer and cash payments are received prior to satisfaction of the related performance obligation.

Advertising

The Company expenses all advertising costs as incurred. Advertising expense, included in office and general expense in the consolidated statements of income and comprehensive income, was $21 thousand and $22 thousand in the years ended December 31, 2023 and 2022, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company continually assesses the need for a tax valuation allowance based on all available information.

Accounting for uncertainty in income taxes recognized in an enterprise's financial statements requires a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Also, consideration should be given to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Tax positions are subject to change in the future, as a number of years may elapse before a particular matter for which an established reserve is audited and finally resolved. Federal tax returns for tax years 2020 through 2022 remained open for examination as of December 31, 2023.

Share-Based Compensation

The Company utilizes share-based awards as a form of compensation for certain officers. The Company records compensation expense for all awards granted. The Company uses the Black-Scholes valuation model and straight-line amortization of compensation expense over the requisite service period for each separately vesting portion of the grants.

Fair Value Measurements

The Company has adopted the provisions of ASC 820, "Fair Value Measurements" ("ASC 820"), for financial assets and financial liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosure about fair value measurements. ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy that prioritizes the inputs used in valuation methodologies into the following three levels:

•   Level 1 Inputs-Unadjusted: quoted prices in active markets for identical assets or liabilities.
•   Level 2 Inputs-Observable: inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•   Level 3 Inputs-Unobservable: inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 "*Financial Instruments -Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*". ASU 2016-13 replaces the incurred loss impairment model with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. The primary impact of ASU 2016-13 relates to the Company's assessment of its allowance of doubtful accounts on trade receivables. The guidance was effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Company adopted this standard in the first quarter of 2023, and the adoption did not have a material impact on the Company's consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*". This ASU requires disclosure of incremental segment information on an annual and interim basis, primarily through enhanced disclosures of segment expenses. The standard is effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and the update should be applied retrospectively to each period presented in the financial statements. The Company is currently evaluating the impact of the new standard on our consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*", which expands income tax disclosure requirements to include disaggregated information about a reporting entity's effective tax rate reconciliation as well as a information on income taxes paid. The standard is effective for annual periods beginning after December 15, 2024. Early adoption is permitted and the updated should be applied on a prospective basis, with a retrospective application permitted in the financial statements. The Company is currently evaluating the impact of the new standard on our consolidated financial statements and related disclosures.

Note 3. Property and Equipment

Property and equipment at December 31, 2023 and 2022 was comprised of the following (in thousands):

	December 31, 2023	December 31, 2022
Furniture and fixtures	$ 325	$ 422
Computer and equipment	433	1,033
Leasehold improvements	96	68
Total	854	1,523
Less: Accumulated depreciation	(534)	(1,216)
Property and equipment, net	$ 320	$ 307

During 2023, $0.8 million of fully depreciated assets were disposed compared to $3.0 million during 2022. For the years ended December 31, 2023 and 2022, depreciation expense totaled $0.2 million and $0.1 million, respectively. Depreciation expense increased primarily due to new assets in service in 2023.

Note 4. Leases

The Company is obligated under non-cancelable lease agreements for the rental of office space and various other lease agreements for the leasing of office equipment. These operating leases expire at various dates through 2030. In addition to the minimum base rent, the office space lease agreements provide that the Company shall pay its pro-rata share of real estate taxes and operating costs as defined in the lease agreements. The Company also leases certain corporate office facilities from an affiliate.

During 2023, $0.1 million of lease payments were classified as amortization expense, and included within cash used in financing activities on the Company's statement of cash flows. At December 31, 2023, the weighted-average remaining lease term was 5.1 years for operating leases and 4.4 years for finance type leases. At December 31, 2023, the weighted average discount rate was 6.2% for operating leases and 7.8% for finance type leases.

The following table presents additional information regarding the Company's financing and operating leases for the years ended December 31, 2023 and 2022 (in thousands):

	Year ended December 31, 2023	Year ended December 31, 2022
Finance lease expense		
Amortization of ROU assets	$ 56	$ 64
Interest on lease liabilities	7	8
Operating lease expense	916	608
Short term lease expense	221	353
Cash paid for amounts included in the measurement of lease liabilities for finance leases		
Financing cash flows	63	68
Cash paid for amounts included in the measurement of lease liabilities for operating leases		
Operating cash flows	681	523
ROU assets obtained in exchange for lease liabilities		
Finance leases	123	-
Operating leases	579	2,341

As of December 31, 2023, future maturities of lease liabilities were as follows (in thousands):

	Operating	Finance
2024	$ 926	$ 43
2025	959	43
2026	907	42
2027	574	30
2028	488	25
Thereafter	634	-
Total	4,488	183
Less: Present value discount	(674)	(29)
Lease liability	$ 3,814	$ 154

The following table summarizes future minimum payments under the current lease agreements:

Years Ending December 31	Amount (in thousands)
2024	$ 1,120
2025	1,002
2026	949
2027	605
2028	513
Thereafter	634
Total	$ 4,823

Rent expense totaled approximately $1.1 million and $1.0 million for the years ended December 31, 2023 and 2022.

Note 5. Commitments and Contingencies

On October 24, 2013, a putative class action lawsuit was brought against the Company by former Wilhelmina model Alex Shanklin and others, including Louisa Raske, Carina Vretman, Grecia Palomares and Michelle Griffin Trotter (the "Shanklin Litigation"), in New York State Supreme Court (New York County) by the same lead counsel who represented plaintiffs in a prior, now-dismissed action brought by Louisa Raske (the "Raske Litigation"). The claims in the Shanklin Litigation initially included breach of contract and unjust enrichment allegations arising out of matters similar to the Raske Litigation, such as the handling and reporting of funds on behalf of models and the use of model images. Other parties named as defendants in the Shanklin Litigation included other model management companies, advertising firms, and certain advertisers. On January 6, 2014, the Company moved to dismiss the Amended Complaint in the Shanklin Litigation for failure to state a claim upon which relief can be granted and other grounds, and other defendants also filed motions to dismiss. On August 11, 2014, the court denied the motion to dismiss as to Wilhelmina and other of the model management defendants. Separately, on March 3, 2014, the judge assigned to the Shanklin Litigation wrote the Office of the New York Attorney General bringing the case to its attention, generally describing the claims asserted therein against the model management defendants, and stating that the case "may involve matters in the public interest." The judge's letter also enclosed a copy of his decision in the Raske Litigation, which dismissed that case.

Plaintiffs retained substitute counsel, who filed a Second and then Third Amended Complaint. Plaintiffs' Third Amended Complaint asserts causes of action for alleged breaches of the plaintiffs' management contracts with the defendants, conversion, breach of the duty of good faith and fair dealing, and unjust enrichment. The Third Amended Complaint also alleges that the plaintiff models were at all relevant times employees, and not independent contractors, of the model management defendants, and that defendants violated the New York Labor Law in several respects, including, among other things, by allegedly failing to pay the models the minimum wages and overtime pay required thereunder, not maintaining accurate payroll records, and not providing plaintiffs with full explanations of how their wages and deductions therefrom were computed. The Third Amended Complaint seeks certification of the action as a class action, damages in an amount to be determined at trial, plus interest, costs, attorneys' fees, and such other relief as the court deems proper. On October 6, 2015, Wilhelmina filed a motion to dismiss as to most of the plaintiffs' claims. The Court entered a decision granting in part and denying in part Wilhelmina's motion to dismiss on May 26, 2017. The Court (i) dismissed three of the five New York Labor Law causes of action, along with the conversion, breach of the duty of good faith and fair dealing and unjust enrichment causes of action, in their entirety, and (ii) permitted only the breach of contract causes of action, and some plaintiffs' remaining two New York Labor Law causes of action to continue, within a limited time frame. The plaintiffs and Wilhelmina each appealed, and the decision was affirmed on May 24, 2018. On August 16, 2017, Wilhelmina timely filed its Answer to the Third Amended Complaint.

On June 6, 2016, another putative class action lawsuit was brought against the Company by former Wilhelmina model Shawn Pressley and others, including Roberta Little (the "Pressley Litigation"), in New York State Supreme Court (New York County) by the same counsel representing the plaintiffs in the Shanklin Litigation, and asserting identical, although more recent, claims as those in the Shanklin Litigation. The Amended Complaint, asserting essentially the same types of claims as in the Shanklin action, was filed on August 16, 2017. Wilhelmina filed a motion to dismiss the Amended Complaint on September 29, 2017, which was granted in part and denied in part on May 10, 2018. Some New York Labor Law and contract claims remain in the case. Pressley has withdrawn from the case, leaving Roberta Little as the sole remaining named plaintiff in the Pressley Litigation. On July 12, 2019, the Company filed its Answer and Counterclaim against Little.

On May 1, 2019, the Plaintiffs in the Shanklin Litigation (except Raske) and the Pressley Litigation filed motions for class certification on their contract claims and the remaining New York Labor Law Claims. On July 12, 2019, Wilhelmina filed its opposition to the motions for class certification and filed a cross-motion for summary judgment against Shanklin, Vretman, Palomares, Trotter and Little, and a motion for summary judgment against Raske.

By Order dated May 8, 2020 (the "Class Certification Order"), the Court denied class certification in the Pressley case, denied class certification with respect to the breach of contract and alleged unpaid usage claims, granted class certification as to the New York Labor Law causes of action asserted by Vretman, Palomares, and Trotter, and declined to rule on Wilhelmina's motions for summary judgment, denying them without prejudice to be re-filed at a later date. Currently the parties are engaging in merits discovery.

The Company believes the claims asserted in the Shanklin Litigation and Pressley Litigation are without merit and intends to continue to vigorously defend the actions. Nonetheless, an adverse outcome in either case is at least reasonably possible. However, the Company is presently unable to reasonably estimate the amount or range of possible loss in either case. Therefore, no amount has been accrued as of December 31, 2023 related to these matters.

In addition to the legal proceedings disclosed herein, the Company is also engaged in various legal proceedings that are routine in nature and incidental to its business. None of these routine proceedings, either individually or in the aggregate, are believed likely, in the Company's opinion, to have a material adverse effect on its consolidated financial position or its results of operations.

Note 6. Income Taxes

The following table summarizes the income tax (expense) benefit for the years ended December 31, 2023 and 2022 (in thousands):

	2023	2022
Current:		
Federal	$ 40	$ (62)
State	(61)	(47)
Foreign	(7)	-
Current Total	(28)	(109)
Deferred:		
Federal	(258)	1,057
State	(20)	6
Foreign	48	-
Deferred Total	(230)	1,063
Total	$ (258)	$ 954

The income tax (expense) benefit differs from the amount computed by applying the statutory federal and state income tax rates to the net income before income tax. The following table shows the reasons for these differences (in thousands):

	2023	2022
Computed income tax expense at statutory rate	$ (187)	$ (540)
Decrease (increase) in taxes resulting from:		
Permanent and other deductions, net	55	(12)
Global intangible low-taxed income	-	(80)
Foreign income taxes	(61)	196
State income taxes, net of federal benefit	(46)	(104)
Deferred tax effects	(19)	-
Valuation allowance	-	1,494
Total income tax (expense) benefit	$ (258)	$ 954
Effective tax rate	37.3%	(34.9%)

The Company's effective tax rate was 37.3% and -34.9% for the years ended December 31, 2023 and 2022. The income tax benefit in 2022 and low effective tax rate was primarily the result of the full release of a previous $1.5 million valuation allowance against deferred tax assets.

Generally, the Company's combined effective tax rate is high relative to reported income before taxes as a result of certain amortization expense and stock based compensation not being deductible and income being attributable to certain states in which it operates. In recent years, the majority of taxes paid by the Company were state and foreign taxes, not U.S. federal taxes. The Company operates in three states which have relatively high tax rates: California, New York, and Florida. Realization of net operating loss carryforwards, foreign tax credits, and other deferred tax temporary differences are contingent upon future taxable earnings. The Company's deferred tax assets are reviewed for expected utilization by assessing the available positive and negative factors surrounding recoverability, including projected future taxable income, reversal of existing taxable temporary differences, tax-planning strategies, and results of recent operations. A valuation allowance is recorded when it is more likely than not that a deferred tax asset will not be realized. There was no valuation allowance at December 31, 2023. The Company will continue to assess the evidence used to determine the need for a valuation allowance if warranted by changes in estimated future income and other factors.

As of December 31, 2023, the Company had no federal income tax loss carryforwards.

The following table shows the tax effect of significant temporary differences, which comprise the deferred tax asset and liability (in thousands):

	2023	2022
Deferred tax asset:		
Net operating loss carryforward	$ 84	$ 63
Foreign tax credits	184	474
Accrued expenses	660	573
Allowance for doubtful accounts	124	82
Lease liability	1,026	1,008
Share-based compensation	141	117
Other intangible assets	1	11
Total deferred income tax asset	2,220	2,328
Deferred tax liability:		
Property and equipment	(83)	(77)
Right of use asset	(930)	(971)
Intangible assets-trade name	(1,197)	(1,183)
Goodwill	(455)	(395)
Other intangible assets	(770)	(687)
Total deferred income tax liability	(3,435)	(3,313)
Deferred income tax, net	$ (1,215)	$ (985)

Net deferred tax assets and liabilities are presented as noncurrent within the Company's consolidated balance sheets. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when the taxes are actually paid or recovered. The Company recognizes a valuation allowance for deferred tax assets when it is more likely than not that these assets will not be realized. In making this determination, all positive and negative evidence is considered, including future reversals of existing taxable temporary differences, tax planning strategies, future taxable income, and taxable income in prior carryback years.

At December 31, 2022, the Company had no U.S. federal net operating loss carryforwards and $0.5 million of foreign tax credit carryforwards which expire between 2023 and 2031. At December 31, 2023, the Company had no U.S. federal net operating loss carryforwards and has $0.2 million of foreign tax credit carryforwards which expire between 2027 and 2031.

The Company does not believe that it had any significant uncertain tax positions at December 31, 2023 and December 31, 2022, nor is this expected to change within the next twelve months due to the settlement and expiration of statutes of limitation.

The U.S. Tax Cuts and Jobs Act (the "Tax Act") was enacted on December 22, 2017 and introduced significant changes to U.S. income tax law. Effective in 2018, the Tax Act reduced the U.S. statutory tax rate from 35% to 21% and created new taxes on certain foreign-sourced earnings and certain related-party payments, which are referred to as the global intangible low-taxed income tax and base erosion tax, respectively. In January 2018, the FASB released guidance on the accounting for tax on the global intangible low-taxed income ("GILTI") provisions of the Tax Act. The GILTI provisions impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. The Company elected to treat any potential GILTI inclusions as a period cost.

Note 7. Treasury Stock

During 2012, the Board of Directors authorized a stock repurchase program whereby the Company could repurchase up to 500,000 shares of its outstanding common stock. During 2013, the Board of Directors renewed and extended the Company's share repurchase authority to enable it to repurchase up to an aggregate of 1,000,000 shares of common stock. In 2016, the Board of Directors increased by an additional 500,000 shares the number of shares of the Company's common stock, which may be repurchased under its stock repurchase program to an aggregate of 1,500,000 shares. The shares may be repurchased from time to time in the open market or through privately negotiated transactions at prices the Company deems appropriate. The program does not obligate the Company to acquire any particular amount of common stock and may be modified or suspended at any time at the Company's discretion.

From 2012 through December 31, 2023, the Company repurchased an aggregate of 1,314,694 shares of common stock at an average price of approximately $4.85 per share, for a total of approximately $6.4 million in repurchases under the stock repurchase program. During the year ended December 31, 2023, no shares were repurchased. The repurchase of an additional 185,306 shares is presently authorized under the stock repurchase program.

Note 8. Related Parties

The Executive Chairman of the Company, Mark E. Schwarz, is also the chairman, chief executive officer and portfolio manager of Newcastle Capital Management, L.P. ("NCM"). NCM is the general partner of Newcastle Partners L.P. ("Newcastle"), which is the largest shareholder of the Company.

The Company's corporate headquarters are located at the offices of NCM. The Company utilizes NCM facilities on a month-to-month basis at $2.5 thousand per month, pursuant to a services agreement entered into between the parties. The Company incurred expenses pursuant to the services agreement totaling $30 thousand for each of the years ended December 31, 2023 and 2022. The Company did not owe NCM any amounts under the services agreement as of December 31, 2023.

Note 9. Stock Options and Stock Purchase Warrants

During 2015, shareholders of the Company approved the 2015 Incentive Plan which authorized the issuance of up to 500,000 shares of the common stock pursuant to stock options, restricted stock, stock appreciation rights and other equity incentives awarded to directors, officers, consultants, advisors and employees of the Company. Stock option awards under the 2015 Incentive Plan are granted at the market value of the common stock on the date of grant, vest over service periods of one to five years and terminate not more than ten years from the date of grant.

Under the 2015 Incentive Plan, no stock option awards were granted during 2023 or 2022. No stock options were exercised during either 2023 or 2022.

The following table shows a summary of stock option transactions under the 2015 Incentive Plan during 2023 and 2022:

	Number of Shares	Weighted Average Exercise Price
Outstanding, January 1, 2022	180,000	$ 5.93
Granted	-	-
Exercised	-	-
Forfeited or expired	-	-
Outstanding, December 31, 2022	180,000	$ 5.93
Granted	-	-
Exercised	-	-
Forfeited or expired	-	-
Outstanding, December 31, 2023	180,000	$ 5.93

Weighted average remaining contractual life was 4.85 years at December 31, 2023 and 5.85 years at December 31, 2022. The exercise price of all stock options was above the market value at both December 31, 2023 and 2022. Therefore, there is no intrinsic value at December 31, 2023 and 2022. Total unrecognized compensation expense on options outstanding as of December 31, 2023 was $50 thousand. Options to purchase 137,000 shares of common stock were exercisable as of December 31, 2023.

The Company estimates the fair value of each stock option granted on the date of grant using the Black-Scholes option pricing model. Expected volatilities are based on the historical volatility of Wilhelmina's and similar companies' common stock for a period equal to the expected term. The risk-free interest rates for periods within the contractual term of the options are based on rates for U.S. Treasury Notes with maturity dates corresponding to the options' expected lives on the dates of grant. Expected term is determined based on the option term.

No stock options were granted during 2023 and 2022.

Note 10. Benefit Plans

The Company has established a 401(k) Plan for eligible employees of the Company. Generally, all employees of the Company who are at least twenty-one years of age are eligible to participate in the 401(k) Plan. The 401(k) Plan is a defined contribution plan, which provides that participants may make voluntary salary deferral contributions, on a pretax basis, between 1% and 100% of their compensation in the form of voluntary payroll deductions, up to a maximum amount as indexed for cost-of-living adjustments. The Company may make discretionary contributions. No discretionary contributions were made during the years ended December 31, 2023 and 2022.

CORPORATE INFORMATION

Mark E. Schwarz
Executive Chairman and Director
Chairman and Chief Executive Officer of Newcastle Capital Management, L.P.

Gaurav Pahwa
Chief Financial Officer

OTHER DIRECTORS

James A. Dvorak
Senior Vice President – Investments
Hallmark Financial Services, Inc.

Mark E. Pape
Managing Director
Brookview Advisors, Inc.

Aimee Nelson
Chief Executive Officer
Ajay Ventures Inc.

CORPORATE OFFICE

Wilhelmina International, Inc.
Two Lincoln Centre
5420 Lyndon B Johnson Freeway
Box #25
Dallas, TX 75240
(214) 661-7488
www.wilhelmina.com

AGENCY OFFICES

New York
Los Angeles
London
Miami

STOCK EXCHANGE / TRADING SYMBOL

Wilhelmina International, Inc. Common
Stock is traded on the NASDAQ Capital
Market under trading symbol "WHLM"

STOCK TRANSFER AGENT

Securities Transfer Corporation
2901 N. Dallas Parkway, Suite 380
Frisco, Texas

INDEPENDENT REGISTERED PUBLIC ACCOUTING FIRM

Bodwell Vasek Wells DeSimone LLP
Dallas, Texas

EXTERNAL LEGAL COUNSEL

Faust Law Group, PLLC
Dallas, Texas

INVESTOR INFORMATION

For further information visit www.wilhelmina.com/investor-relations/